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                                  EXHIBIT 99.1

     SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Croghan Bancshares, Inc. (the "Corporation") desires to take advantage of the "safe harbor" provisions of the Act. Certain information, particularly information regarding future economic performance, finances, plans, and objectives of management, contained or incorporated by reference in the Corporation's Annual Report on Form 10-K for fiscal year 2003 is forward-looking. In some cases, information regarding certain important factors that could cause actual results of operations or outcomes of other events to differ materially from any such forward-looking statement appears together with such statement. In addition, forward-looking statements are subject to other risks and uncertainties affecting the financial institutions industry, including, but not limited to, the following:

                               INTEREST RATE RISK

The Corporation's operating results are dependent to a significant degree on its net interest income, which is the difference between interest income from loans, investments, and other interest-earning assets and interest expense on deposits, borrowings, and other interest-bearing liabilities. The interest income and interest expense of The Croghan Colonial Bank (the "Bank") change as the interest rates on interest-earning assets and interest-bearing liabilities change. The Bank monitors its interest rate risk through a sensitivity analysis, which attempts to measure potential changes in future earnings and the fair values of its financial instruments, that could result from hypothetical changes in interest rates. This sensitivity analysis encompasses the use of a variety of assumptions, including the relative levels of market interest rates, loan prepayments, and the possible reaction of depositors to changes in interest rates. The analysis simulates possible outcomes and may not be indicative of actual results. Additionally, the analysis does not necessarily contemplate all of the actions that the Bank could undertake in response to changes in market interest rates.

              POSSIBLE INADEQUACY OF THE ALLOWANCE FOR LOAN LOSSES

The Corporation maintains an allowance for loan losses based upon a number of relevant factors, including, but not limited to, trends in the level of nonperforming assets and classified loans, current and anticipated economic conditions in the primary lending area, past loss experience, possible losses arising from specific problem loans, and changes in the composition of the loan portfolio. While the Board of Directors believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in material adjustments, and net earnings could be significantly adversely affected if circumstances differ substantially from the assumptions used in making the final determination.

Loans not secured by residential real estate are generally considered to involve greater risk of loss than loans secured by residential real estate due, in part, to the effects of general economic conditions. The repayment of commercial loans and nonresidential real estate loans generally depends upon the cash flow from the operation of the business or property, which may be negatively affected by national and local economic conditions. Construction loans may also be negatively affected by such economic conditions, particularly loans made to developers who do not have a buyer for a property before the loan is made. The risk of default on consumer loans increases during periods of recession, high unemployment, and other adverse economic conditions. When consumers have trouble paying their bills, they are more likely to pay mortgage loans than consumer loans. In addition, the collateral securing such loans, if any, may decrease in value more rapidly than the outstanding balance of the loan.

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                                   COMPETITION

The Bank has active competition in all areas in which it engages. The Bank competes for commercial and individual deposits and/or loans with other commercial banks in Huron, Sandusky, Seneca, and Ottawa counties in Northwestern Ohio, as well as with savings and loan associations in the trade area, credit unions, brokerage firms, mutual funds, and loan production offices and other financial units of non-local bank holding companies. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels, and other factors that are not readily predictable. The Bank focuses on personalized service, convenience of facilities, pricing of products, community stature, and its local ownership and control in meeting its competition.

The number of financial institutions competing with the Bank is likely to increase as a result of changes in statutes and regulations eliminating various restrictions on interstate and inter-industry branching and acquisitions. Such increased competition may have an adverse effect upon the Bank.

 LEGISLATION AND REGULATION THAT MAY ADVERSELY AFFECT THE CORPORATION'S EARNINGS

As an Ohio chartered bank, the Bank is subject to regulation, supervision and examination by the Division. The Bank is also a member of the Federal Reserve System and is subject to supervision by the FRB. As a result, the Bank is subject to periodic examinations by both the Division and the FRB. As a bank holding company, the Corporation is subject to regulation, supervision and examination by the FRB. Such supervision and regulation of the Corporation and the Bank are intended primarily for the protection of depositors and not for the maximization of shareholder value and may affect the ability of the Corporation and the Bank to engage in various business activities. The assessments, filing fees and other costs associated with reports, examinations and other regulatory matters are significant and may have an adverse effect on the Corporation's net earnings.

The FDIC is an independent federal agency which insures the deposits, up to prescribed statutory limits, of federally-insured banks and savings associations and safeguards the safety and soundness of the financial institution industry. Two separate insurance funds are maintained and administered by the FDIC. In general, banking institutions, such as the Bank, are members of the "BIF", and savings associations are "SAIF" members. A bank's assessment rate depends on the capital category and supervisory category to which it is assigned. The Bank currently is paying an assessment rate of 1.54 cents per $100 of domestic deposits. An increase in this assessment rate could have a material adverse effect on the earnings of the Bank, depending on the amount of the increase.

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (also known as the Financial Services Modernization Act of 1999). The Financial Services Modernization Act permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The Financial Services Modernization Act may increase competition within the banking industry in general and for the Corporation and the Bank in particular as financial institutions increase their range of financial services, which may have an adverse effect on the Corporation and the Bank.